Exhibit 16.1

September 20, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

We have read the first three paragraphs under Item 4.01 of the Form 8-K of Adelphia Recovery Trust dated September 20, 2010, to be filed with the Securities and Exchange Commission.  We are in agreement with the statements therein so far as they related to Marcum LLP.